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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------
                                  SCHEDULE TO
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                     --------------------------------------
                     CAMERON ASHLEY BUILDING PRODUCTS, INC.
                       (Name of Subject Company (Issuer))

                                CAB MERGER CORP.
                      GUARDIAN FIBERGLASS, INC. (Offerors)
(Name of Filing Person (identifying status as Offeror, Issuer or Other Person))

       COMMON STOCK, NO PAR VALUE PER SHARE (including associated rights)
                         (Title of Class of Securities)

                     (CUSIP Number of Class of Securities)

                                  David Clark
                                    Chairman
                           Guardian Fiberglass, Inc.
                                2300 Harmon Road
                          Auburn Hills, Michigan 48326
                                 (248) 340-1800

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                        on Behalf of the Filing Person)

                                    COPY TO:

                            Paul R. Rentenbach, Esq.
                              Dykema Gossett PLLC
                             400 Renaissance Center
                          Detroit, Michigan 48243-1668
                                 (313) 568-6973

                           CALCULATIONS OF FILING FEE

              TRANSACTION VALUATION*         AMOUNT OF FILING FEE


-----------------------
* Set forth the amount on which the filing fee is calculated and state how it was determined.

     Not required in connection with this filing which contains solely preliminary communications made before the commencement of a tender offer.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:                           Filing Party:
                            -------------                           ------------
     Form or Registration No.:                         Date Filed:
                              ------------                        -------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     The press release announcing the transaction is attached hereto.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  Third-party tender offer subject to Rule 14d-1.        [ ]  Issuer tender offer subject to Rule 13c-4.

[ ]  Going-private transaction subject to Rule 13e-3.       [ ]  Amendment to Schedule 13D under Rule 13d-2.

[ ] Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

PRESS RELEASE
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
[GUARDIAN INDUSTRIES]

NEWS
RELEASE


FOR MORE INFORMATION:
SUSAN LUNDAL, DIRECTOR OF COMMUNICATIONS                  FOR IMMEDIATE RELEASE
(248) 340-2109



                GUARDIAN INDUSTRIES CORP. TO PURCHASE OUTSTANDING
                SHARES OF CAMERON ASHLEY BUILDING PRODUCTS, INC.


AUBURN HILLS, MICH. (MAY 1, 2000) -- Guardian Industries Corp. and its affiliate, Builder Marts of America, Inc. (BMA), today announced that Guardian had signed a definitive merger agreement to acquire all outstanding shares of Cameron Ashley Building Products, Inc. (NYSE:CAB) stock for $18.35 per share in cash.

David A. Clark, chairman of Guardian's Building Materials Group and BMA, stated that, "We believe that Cameron Ashley represents a strong strategic fit for our developing distribution strategy, and that the Cameron Ashley employees will also play an integral part in this effort." Duane Faulkner, president of Guardian's Building Materials Group and BMA, stated that, "We welcome Cameron Ashley and its employees into the Guardian family and believe that this transaction will afford significant opportunities and challenges for our people."

The definitive agreement contemplates that Guardian will commence a tender offer to purchase all of Cameron Ashley's outstanding common stock within the next 10 business days. Assuming requisite levels of tendered shares are met, receipt of regulatory approvals and satisfaction of other closing conditions, closing of the transaction is expected in June.

GUARDIAN INDUSTRIES TO PURCHASE OUTSTANDING SHARES OF
CAMERON ASHLEY BUILDING PRODUCTS, INC. / Page 2

Guardian is a leading manufacturer of light density fiberglass globally. Guardian holds an equity position in Builder Marts of America (BMA), the largest non-cooperative buying group of lumber, building materials, millwork and hardlines in the United States. Headquartered in Greenville, BMA's 1999 annualized sales totaled $1.1 billion.

Cameron Ashley Building Products, Inc. is a distributor of a broad line of building products that are used principally in home improvement, remodeling and repair work and in new residential construction. The company distributes its products to independent building material dealers, professional builders, large contracts and mass merchandisers through a network of more than 160 branches located throughout the United States and Canada. Product lines include roofing, millwork, pool and patio enclosure materials, insulation, siding, steel products, industrial metals and a variety of other building materials.

Guardian Industries Corp, which is privately held, is based in Auburn Hills, Michigan. One of the largest global manufacturers of float glass and fabricated glass products for the commercial and residential construction industries, the company is also a leading supplier of vehicle glass and exterior trim systems to the global automotive industry. Guardian, its subsidiaries and affiliates employ 15,000 people and operate facilities in 17 countries on five continents.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF CAMERON ASHLEY. AT THE TIME THE OFFER IS COMMENCED, GUARDIAN WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND CAMERON ASHLEY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT SHOULD BE READ CAREFULLY BY CAMERON ASHLEY SHAREHOLDERS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF CAMERON ASHLEY, AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE AT NO CHARGE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

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